119555 Democracy Drive, Suite 1700 Reston, Virginia 20190	VIA EDGAR

May 22, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Ms. Jan Woo

 Ms. Ji Shin

 Ms. Mengyao Lu

 Ms. Christine Dietz

Re:	Appian Corporation

Registration Statement on Form S-1

File No. 333-217510

Acceleration Request

Requested Date:	Wednesday, May 24, 2017
Requested Time:	4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-217510) (the “Registration Statement”) to become effective on May 24, 2017, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Brookshire of Cooley LLP, counsel to the Registrant, at (617) 937-2357, or Brian Leaf of Cooley LLP at (703) 456-8053.

Very truly yours,

Appian Corporation

By:	/s/ Christopher Winters
Christopher Winters
General Counsel

cc:	Matthew Calkins, Appian Corporation

Mark Lynch, Appian Corporation

Nicole Brookshire, Cooley LLP

Eric Jensen, Cooley LLP

Brian F. Leaf, Cooley LLP

Richard Segal, Cooley LLP

Mark R. Fitzgerald, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Mark G.C. Bass, Wilson Sonsini Goodrich & Rosati, Professional Corporation